UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005533

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Innovation Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, Suite 4115
(No. and Street)

New York	**NY**	**10119**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

80 BROAD STREET, SUITE 1901		**NEW YORK**	**NY 10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Gebaide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Advisors, LLC, as of **DECEMBER 31, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR

Title



CAROL BROWNE
Notary Public, State of New York
No. 01BR6098511
Qualified in New York County
Commission Expires Sept. 15, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

INNOVATION ADVISORS, LLC

INDEX

INNOVATION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	190,857
Prepaid administrative fees and other expenses		207,472
TOTAL ASSETS		398,329

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	53,570
Member's equity		344,759
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	398,329

The accompanying notes are an integral part of this financial statement.

INNOVATION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Innovation Advisors LLC (the "Company"), a limited liability company, was organized under the laws of the State of New York on June 9, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc.

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to mergers and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

During the year ended December 31, 2006, two customers comprised approximately 80% of the Company's total fee income.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers highy liquid securities with original maturities of three months or less to be cash equivalents.

NOTE 3 - INCOME TAXES

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its member owner, an S-Corporation. The Company and its parent are not subject to federal or state income taxes since the taxes, if any, are the responsibilities of the owners. The Parent is subject to New York City general corporation tax and the Company's estimated share of such is reflected in the financial statements.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an administrative and services agreement with its member owner whereby certain overhead expenses, including rent, payroll and other office

NOTE 4 - CONTINUED

expenses, paid by that entity would be allocated to the Company on a monthly basis. During the year, the Company paid $296,000 in monthly allocations based on the agreement with the owner. The prepaid administrative fees represent advances paid to the member owner for such expenses to be allocated to the Company during 2007.

The payments during 2006 to the owner comprised the following allocated charges during 2006:

Compensation	$ 168,000
Rent	52,000
Other	76,000
	$ 296,000

NOTE 5 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one. Net capital and aggregate indebtedness change from day to day. As of December 31, 2006, the Company had net capital of $135,200, which was $130,200 in excess of the required minimum at that date.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits.

END